                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              HMT TECHNOLOGY CORP.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   403917-10-7
                                 (CUSIP Number)

                                   TED SIEGLER
                               KOMAG, INCORPORATED
                             1710 AUTOMATION PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 576-2000

                                   COPIES TO:
                                Alan Austin, Esq.
                              Kathleen Bloch, Esq.
                             Steve L. Camahort, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 2 OF 10 PAGES
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--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Komag, Incorporated                 I.R.S. Identification No.: 94-2914864
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                    (b) [ ]
       N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC, OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) [ ]
       N/A
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        9,193,051(1)
 NUMBER OF SHARES   ------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY EACH         4,569,299(2)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9   SOLE DISPOSITIVE POWER
                        9,193,051(1)
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       13,762,350(1)(2)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       24.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



        (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Komag, Incorporated ("Komag") will have sole voting power with respect to 9,193,051 shares of HMT Common Stock which, based upon the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement discussed in Items 3 and 4) equals 19.9% of the outstanding shares of Common Stock of HMT. Based upon the number of shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement) plus the number of shares of HMT Common Stock subject to the Option, the shares of HMT Common Stock subject to the Option equal 16.6% of the outstanding shares of HMT Common Stock. Prior to the exercise of the Option, Komag is not entitled to any rights as a stockholder of HMT as to the shares of HMT Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Komag expressly disclaims beneficial ownership of any of the shares of HMT Common Stock which are purchasable by Komag upon exercise of the Option until such time as Komag purchases any such shares of HMT Common Stock upon any such exercise.

        (2) At least 4,569,299 shares of HMT Common Stock, including 589,055 shares of HMT Common Stock subject to options exercisable within 60 days of May 3, 2000, are subject to Company Voting Agreements ("Voting Agreements") entered into by Komag and certain stockholders of HMT. Komag expressly disclaims beneficial ownership of any of the shares of HMT Common Stock covered by the Voting Agreements. Based on the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement discussed in Items 3 and 4), the number of shares of HMT Common Stock indicated represents approximately 9.9% of the outstanding HMT Common Stock.

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 3 OF 10 PAGES
----------------------                                        ------------------



ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the Common Stock of HMT Technology Corp., a Delaware corporation ("HMT" or "Issuer"). The principal executive offices of HMT are located at 1055 Page Avenue, Fremont, California 94538.

ITEM 2         IDENTITY AND BACKGROUND.

               The name of the corporation filing this statement is Komag, Incorporated, a Delaware corporation ("Komag"). Komag designs, manufactures and markets thin-film media, the primary storage medium for digital data used in computer hard disk drives. The address of Komag's principal business is 1710 Automation Parkway, San Jose, California 95131. The address of Komag's executive offices is the same as the address of its principal business.

               Set forth on Schedule A is the name of each of the directors and executive officers of Komag, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Komag's knowledge.

               Neither Komag, nor to Komag's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Komag's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Reorganization dated as of April 26, 2000, among Komag, KHM, Inc., a Delaware corporation and wholly-owned subsidiary of Komag ("Merger Sub") and HMT (the "Merger Agreement"), and subject to the conditions set forth therein (including approval by stockholders of Komag and HMT and Komag's lenders), Merger Sub will merge with and into HMT and HMT will become a wholly-owned subsidiary of Komag (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into HMT with HMT remaining as the surviving corporation (the "Surviving Corporation").

               As an inducement to Komag to enter into the Merger Agreement, Komag and HMT entered into a Company Stock Option Agreement dated as of April 26, 2000 (the "Stock Option Agreement") pursuant to which HMT granted Komag the right (the "Option"), under certain conditions, to acquire up to 9,193,051 shares of HMT Common Stock which, based upon the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement discussed in Items 3 and 4), equals

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 4 OF 10 PAGES
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               19.9% of HMT's outstanding Common Stock. Based upon the number of shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement), plus the number of shares of HMT Common Stock subject to the Option, the shares of HMT Company Stock subject to the Option equal 16.6% of the outstanding shares of HMT Common Stock. HMT's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. Komag did not pay additional consideration to HMT in connection with HMT entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Komag anticipates it will use working capital for any exercise of the Option.

               As a further inducement for Komag to enter into the Merger Agreement and in consideration thereof, certain stockholders of HMT (the "Stockholders") entered into individual voting agreements with Komag (collectively the "Voting Agreements") whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of HMT Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Komag did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

               References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Komag, with and into HMT in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and HMT will continue as the Surviving Corporation and as a wholly-owned subsidiary of Komag. Each holder of outstanding HMT Common Stock will receive, in exchange for each share of HMT Common Stock held by such holder, 0.9094 shares of Komag Common Stock. Komag will assume each outstanding option to purchase HMT Common Stock under HMT's stock option plans.

               Pursuant to the Stock Option Agreements HMT granted Komag the Option, under certain conditions, to acquire up to 9,193,051 shares of HMT Common Stock which, based upon the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement discussed in Items 3 and 4), equals 19.9% of HMT's outstanding Common Stock. Based upon the number of shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement), plus the number of shares of HMT Common Stock subject to the Option, the shares of HMT Company Stock subject to the Option equal 16.6% of the outstanding shares of HMT Common Stock. HMT's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: (a) if (i) the Board of Directors of HMT or any committee thereof shall for any reason have withdrawn or shall have amended or

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 5 OF 10 PAGES
----------------------                                        ------------------



               modified in a manner adverse to Komag its recommendation in favor of adoption of the Merger Agreement; (ii) HMT shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of HMT in favor of adoption of the Merger Agreement;
               (iii) Board of Directors of HMT fails to reaffirm its recommendation in favor of adoption of the Merger Agreement within ten (10) business days after Komag requests in writing that such recommendation be reaffirmed at any time following the announcement of a Company Acquisition Proposal (as defined in the Merger Agreement); (iv) the Board of Directors of HMT or any committee thereof shall have approved or recommended any Company Acquisition Offer (as defined in the Merger Agreement); (v) HMT shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Company Acquisition Offer; (vi) a tender or exchange offer relating to securities of HMT constituting a Company Acquisition Proposal shall have been commenced by a person unaffiliated with Komag and HMT shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that HMT recommends rejection of such tender or exchange offer; or (vii) HMT shall have breached in any material respect the provisions of
               Section 5.4(a) of the Merger Agreement; or (b) the Merger Agreement is terminated by Komag or HMT, as applicable, pursuant to Section 7.1(b) or Section 7.1(d) of the Merger Agreement as a result of HMT's failure to obtain the required approvals of the stockholders of HMT and any of the following shall occur: (1) if after April 26, 2000 and prior to the termination of the Merger Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Company Acquisition Offer and within the Applicable Period (as defined in the Merger Agreement) a Company Acquisition is consummated; or (2) if after April 26, 2000 and prior to the termination of this Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Company Acquisition Offer and within the Applicable Period HMT enters into an agreement or letter of intent providing for a Company Acquisition.

               Pursuant to the Voting Agreements, the Stockholders have irrevocably appointed the directors on the Board of Directors of Komag as their lawful attorney and proxy. Such proxy gives the directors the limited right to vote the shares of HMT Common Stock owned by the Stockholders in all matters related to the Merger. In exercising the right to vote the Shares as lawful attorney and proxy of the Stockholders, the directors will be limited, at every HMT stockholders meeting and every written consent in lieu of such a meeting to vote the Shares (i) in favor of the Merger, (ii) in favor of the Merger Agreement, as modified or amended from time to time in accordance with its terms and with approval of the Board of Directors of HMT, (iii) in favor of any matter that could reasonably be expected to facilitate the Merger, and (iv) against any matter that could reasonably be expected to prevent the Merger. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i)

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 6 OF 10 PAGES
----------------------                                        ------------------



               such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

               The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Komag and HMT to consummate the transactions contemplated under the Merger Agreement.

               The Merger Agreement contains customary representations and warranties on the part of HMT and Komag, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of HMT and Komag and Komag's Lenders, regulatory approval and the occurrence of no material adverse effect with respect to either Komag or HMT. The Merger Agreement also contains covenants regarding the activities of HMT and Komag prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement. HMT and Komag have each agreed to, among other things, conduct its business in the ordinary course, in accordance with past practices and in compliance with applicable laws and the requirements of all of its material contracts. In addition, a number of corporate actions by HMT during the period pending the closing of the Merger require Komag's approval, including dividends, issuances of capital stock, borrowings, capital expenditures and stock option grants above specified minimums.

               The Merger Agreement may be terminated prior to the effective time of the Merger, whether before or after approval of the Merger Agreement and the Merger by the stockholders of HMT: (i) by mutual written consent of the Boards of Directors of Komag and HMT; (ii) subject to certain exceptions, by either Komag or HMT if the Merger shall not have been consummated by October 31, 2000; (iii) by either Komag or HMT in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;(iv) subject to certain limitations, by Komag or HMT if the Merger Agreement and the Merger shall not have been approved by the necessary vote of the HMT and Komag stockholders; (v) by Komag if a "Parent Triggering Event" (as defined in the Merger Agreement) shall have occurred; (vi) by HMT if a "Company Triggering Event" (as defined in the Merger Agreement) shall have occurred; (vii) by Komag, subject to certain limitations, if any of the representations and warranties of HMT contained in the Merger Agreement shall be or have become materially inaccurate, except where such inaccuracy would not have a material adverse effect on HMT, or if any of HMT's covenants contained in the Merger Agreement shall have been breached in any material respect, in either event such that certain conditions precedent to closing of the Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty became untrue; or (viii) by HMT, subject to certain limitations, if any of the representations and warranties of Komag contained in the Merger Agreement shall be or have become materially inaccurate, except where such inaccuracy would not have a material adverse effect on Komag, or if any of Komag's covenants contained in the Merger Agreement shall have been breached in any material respect, in either event such that certain conditions precedent to closing of the Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty became

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 7 OF 10 PAGES
----------------------                                        ------------------




               untrue, or if the conditions set forth in Section 6.2(c) of the Merger Agreement have not been met prior to August 15, 2000.

               (c) Not applicable.

               (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub and the number of directors comprising the full Board of Directors of Komag shall be nine persons, including (i) six of the current members of Komag's Board of Directors (or, if fewer than six of the current members of Komag's Board of Directors are available or willing to serve as a director of Komag after consummation of the Merger, such replacement directors as may be nominated by the remaining members of Komag's Board of Directors in accordance with the Bylaws of Komag) and (ii) three of HMT's current directors nominated by HMT (or, if fewer than three of the current members of HMT's Board of Directors are available or willing to serve as a director of Komag after consummation of the Merger, such replacement directors as may be nominated by the remaining directors of HMT).

               (e) Other than as a result of the Merger described in Item 3 above, not applicable.

               (f) Not applicable.

               (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

               (h) - (i) If the Merger is consummated as planned, the HMT Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

               (j) Other than described above, Komag currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Komag reserves the right to develop such plans).

               References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 8 OF 10 PAGES
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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result of the Voting Agreements, Komag may be deemed to be the beneficial owner of at least 4,569,299 shares of HMT Common Stock. Such HMT Common Stock constitutes approximately 9.9% of the issued and outstanding shares of HMT Common Stock based on the number of shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement discussed in Items 3 and 4). Komag may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Komag (i) is not entitled to any rights as a stockholder of HMT as to the Shares and (ii) disclaims any beneficial ownership of the shares of HMT Common Stock, including shares of HMT Common Stock subject to options, which are covered by the Voting Agreements.

               In the event the Stock Option becomes exercisable and is exercised in full, Komag will have the sole power to vote, and the sole power to dispose of, 9,193,051 shares of HMT Common Stock which, based upon the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement discussed in Items 3 and 4), equals 19.9% of the outstanding shares of HMT Common Stock. Based upon the number of shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement) plus the number of shares of HMT Common Stock subject to the Option, the shares of HMT Common Stock subject to the Option equal 16.6% of the outstanding shares of HMT Common Stock.

               To Komag's knowledge, no person listed on Schedule A has an ownership interest in HMT.

               Set forth on Schedule B is the name of those stockholders of HMT that have entered into a Voting Agreement with Komag, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Komag's knowledge.

               To Komag's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

               (c) To the knowledge of Komag, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

               (d) To the knowledge of Komag, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of HMT reported on herein.

               (e) N/A.

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                        PAGE 9 OF 10 PAGES
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ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of Komag, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of HMT, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Agreement and Plan of Reorganization, dated April 26, 2000 by and among Komag, Merger Sub and HMT.

               2. Form of Company Voting Agreement, dated April 26, 2000, between Komag and certain stockholders of HMT.

               3. Company Stock Option Agreement dated April 26, 2000 by and between Komag and HMT.

                                  SCHEDULE 13D

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CUSIP NO.  403917-10-7                                       PAGE 10 OF 10 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000

                                       KOMAG, INCORPORATED



                                       By: /s/ EDWARD H. SIEGLER
                                          --------------------------------------
                                          Edward H. Siegler
                                          Chief Financial Officer

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               KOMAG, INCORPORATED

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Komag. Except as indicated below, the business address of each such person is 1710 Automation Parkway, San Jose, CA 95131.

OFFICERS NAME                              TITLE AND PRESENT PRINCIPAL OCCUPATION
-------------                              --------------------------------------
Thian Hoo Tan                              President and Chief Executive Officer
Christopher H. Bajorek                     Executive Vice President and Chief Technical Officer
Ray L. Martin                              Senior Vice President, Customer Sales and Service
Edward H. Siegler                          Vice President, Chief Financial Officer and Secretary
Kathleen A. Bayless                        Vice President, Corporate Controller
Timothy H. Starkey                         Vice President, Worldwide Front-End Operations
Thiam Seng Tan*                            Vice President, Penang Operations
Eric Tu                                    Vice President, Media Manufacturing
Tsutomu T. Yamashita                       Vice President, Process Development

DIRECTORS NAME                             TITLE AND PRESENT PRINCIPAL OCCUPATION
--------------                             --------------------------------------

Thian Hoo Tan                              President and Chief Executive Officer

Chris A. Eyre                              Private Investor
                                           500 Becado Place
                                           Fremont, CA  94539

Irwin Federman                             General Partner, U.S. Venture Partners
                                           2180 Sand Hill Road, Suite 300
                                           Menlo Park, CA  94025

George A. Neil                             Consultant to Asahi Glass America, Inc.
                                           720 Diamondhead Drive
                                           Pinehurst, NC  28374

Michael R. Splinter                        Senior Vice President and General Manager, Technology
                                           and Manufacturing Group, Intel Corporation
                                           MS RN3-69
                                           2200 Mission College Boulevard
                                           Santa Clara, CA  95052

DIRECTORS NAME                             TITLE AND PRESENT PRINCIPAL OCCUPATION
--------------                             --------------------------------------
Anthony Sun                                General Partner, Venrock Associates
                                           2494 Sand Hill Road, #200
                                           Menlo Park, CA  94025

Masayoshi Takebayashi**                    President, Chief Executive Officer, Kobe Precision,
                                           Incorporated
                                           31031 Huntwood Avenue
                                           Hayward, CA  94544


----------
 * citizen of Malaysia
** citizen of Japan

                                   Schedule B


        The following table sets forth the name and present principal occupation or employment of each HMT stockholder that entered into a voting agreement with Komag. Except as indicated below, the business address of each such person is 1055 Page Avenue, Fremont, CA 94538.


Voting Agreement Stockholder       Title and Principle Occupation       Shares Beneficially Owned*
----------------------------       ------------------------------       --------------------------
Ronald L. Schauer                 Chief Executive Officer and              2,084,751
                                  Chairman of the Board

Donald P. Beadle                  Board of Director                        6,146


Bruce C. Edwards                  Board of Director                        35,646

Richard S. Love                   Board of Director                        6,146

Harry G. Van Wickle               Board of Director                        6,146

Ronald J. Buschur                 President and Chief Operating            590,827
                                  Officer
George J. Hall                    Executive Vice President of              417,626
                                  Operations

Peter S. Norris                   Executive Vice President of              531,270
                                  Finance and Chief Financial
                                  Officer

Michael A. Russak, Ph.D.          Executive Vice President of              524,900
                                  Research and Development and
                                  Chief Technology Officer

Stanley E. Adams                  Vice President of Quality                23,966
                                  Assurance

Joe Haefele                       Vice President of New Product            232,875
                                  Development

Kami Honardoost                   Vice President of Operations,            109,000
                                  Fremont

* Includes shares of HMT Common Stock subject to options exercisable within 60 days of May 3, 2000.